SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13G
(Rule 13d-102)
Amendment No. 3

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

THERMOENERGY CORP
 (Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

883906406
 (CUSIP Number)

31 December 2009
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

Page 1 of 11 Pages
________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883906406               13G                    Page 2 of 11 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Empire Capital Partners, L.P.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
-0-
SHARES         __________________________________________________________________________

BENEFICIALLY                                  (6)  SHARED VOTING POWER
1,055,685                      Common Stock Shares
1,697,914                      As converted Warrants
1,414,840                      As converted Series B Pfd Shares
OWNED BY  __________________________________________________________________________

EACH                                      (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING     ________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER
1,055,685                      Common Stock Shares
1,697,914                      As converted Warrants
1,414,840                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
1,055,685                      Common Stock Shares
1,697,914                      As converted Warrants
1,414,840                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **               [   ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
6.5%
______________________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
PN
______________________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 883906406               13G                    Page 3 of 11 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Empire GP, L.L.C.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
-0-
SHARES         __________________________________________________________________________

BENEFICIALLY                                  (6)  SHARED VOTING POWER
1,055,685                      Common Stock Shares
1,697,914                      As converted Warrants
1,414,840                      As converted Series B Pfd Shares
OWNED BY  __________________________________________________________________________

EACH                                      (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING     ________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER
1,055,685                      Common Stock Shares
1,697,914                      As converted Warrants
1,414,840                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
1,055,685                      Common Stock Shares
1,697,914                      As converted Warrants
1,414,840                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                  [   ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
6.5%
______________________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
OO
______________________________________________________________________________________

CUSIP No. 883906406               13G                    Page 4 of 11 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                                                                                      Empire Capital Management, L.L.C.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
 -0-
SHARES    ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER
1,947,886                      Common Stock Shares
3,316,368                      As converted Warrants
2,829,680                      As converted Series B Pfd Shares
OWNED BY __________________________________________________________________________

EACH                                     (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING    _________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER
1,947,886                      Common Stock Shares
3,316,368                      As converted Warrants
2,829,680                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
1,947,886                      Common Stock Shares
3,316,368                      As converted Warrants
2,829,680                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **               [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
12.7%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
OO
______________________________________________________________________________________

CUSIP No. 883906406               13G                    Page 5 of 11 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Scott A. Fine
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________________
NUMBER OF                                     (5)  SOLE VOTING POWER
500,000                      As converted Warrants
435,660                      As converted Series B Pfd Shares
SHARES     ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER
3,003,571                      Common Stock Shares
5,014,282                      As converted Warrants
4,244,520                      As converted Series B Pfd Shares
OWNED BY ___________________________________________________________________________

EACH                                     (7)  SOLE DISPOSITIVE POWER
500,000                      As converted Warrants
435,660                      As converted Series B Pfd Shares
REPORTING      ________________________________________________________________________

PERSON WITH                                   (8)  SHARED DISPOSITIVE POWER
3,003,571                      Common Stock Shares
5,014,282                      As converted Warrants
4,244,520                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
3,003,571                      Common Stock Shares
5,514,282                      As converted Warrants
4,680,180                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **               [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
20.7%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
IN
______________________________________________________________________________________

CUSIP No. 883906406              13G                    Page 6 of 11 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Peter J. Richards
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________________
NUMBER OF                                     (5)  SOLE VOTING POWER
 500,000                      As converted Warrants
 435,660                      As converted Series B Pfd Shares
SHARES     ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER
3,003,571                      Common Stock Shares
5,014,282                      As converted Warrants
4,244,520                      As converted Series B Pfd Shares
OWNED BY ___________________________________________________________________________

EACH                                     (7)  SOLE DISPOSITIVE POWER
500,000                      As converted Warrants
435,660                      As converted Series B Pfd Shares REPORTING      ________________________________________________________________________

PERSON WITH                                   (8)  SHARED DISPOSITIVE POWER
3,003,571                      Common Stock Shares
5,014,282                      As converted Warrants
4,244,520                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
3,003,571                      Common Stock Shares
5,514,282                      As converted Warrants
4,680,180                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **              [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
20.7%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
IN
______________________________________________________________________________________

CUSIP No. 883906406               13G                    Page 7 of 11 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is THERMOENERGY CORP (the “Company”).

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located 124 West Capitol Avenue, Suite 880, Little Rock, AR  72201.

Item 2(a).     Name of Person Filing:

     This statement is filed by:
(i)
Empire Capital Partners, LP, a Delaware limited partnership (“Empire Capital”), with respect to the shares of Common Stock and/or Warrants and/or Preferred Shares (as defined below) directly owned by it;

(ii)	Empire GP, LLC, a Delaware limited liability company (“Empire GP”), with respect to the shares of Common Stock and/or Warrants and/or Preferred Shares directly owned by Empire Capital;

(iii)
Empire Capital Management, LLC, a Delaware limited liability company (“Empire Management”) with respect to the shares of Common Stock and/or Warrants and/or Preferred Shares directly owned by Empire Capital Partners, LTD (the “Empire Overseas Fund”), Charter Oak Partners, LP, Charter Oak Partners II, LP and Charter Oak Master Fund, LP (the “Charter Oak Funds”) and Empire Capital Partners Enhanced Master Fund, LTD (the “Enhanced Master Fund”);

(iv)
Mr. Scott A. Fine (“Mr. Fine”), individually, and with respect to the shares of Common Stock and/or Warrants and/or Preferred Shares and directly owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund; and

(v)
Mr. Peter J. Richards (“Mr. Richards”), individually, and with respect to the shares of Common Stock and/or Warrants and/or Preferred Shares directly owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 883906406               13G                    Page 8 of 11 Pages

Item 2(c).     Citizenship:

Empire Capital is a limited partnership organized under the laws of the State of Delaware.  Each of Empire GP and Empire Management is a limited liability company organized under the laws of the State of Delaware.  Messrs. Fine and Richards are each a United States citizen.

Item 2(d).     Title of Class of Securities:

                Common Stock $0.001 par value (the “Common Stock”)

Item 2(e).  CUSIP Number:   883906406

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ]   Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

          (f) [ ]   Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ]   Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ]   Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) [ ]   Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 883906406               13G                    Page 9 of 11 Pages

Item 4.   Ownership.

A.           Empire Capital Partners, L.P. and Empire GP, L.L.C.
(a) Amount beneficially owned:
                    1,055,685                      Common Stock Shares
1,697,914                      As converted Warrants
1,414,840                      As converted Series B Pfd Shares
 (b) Percent of class:                                            6.5%

The percentages used herein and in the rest of Item 4 are calculated based upon (i) the 53,454,293 shares of Common Stock issued and outstanding as of September 30, 2009 as reflected in the Company's Form 10-Q filed on December 23, 2009 (ii) the 4,680,180 additional shares of Common Stock deemed to be outstanding resulting from the 10-for-1 conversion ratio attributed to Series B shares conversion to Common Stock by Empire Capital, Empire Management and Mr. Fine/Mr. Richards and (iii) the 5,514,282 additional shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned by Empire Capital, Empire Management and Mr. Fine/Mr. Richards within 60 days upon exercise or conversion of derivative securities currently owned by the Reporting Persons.  Pursuant to Rule 13d03(d)(1)(i) the number of issued and outstanding shares of Common Stock assumes that each other shareholder of the Company does not exercise or convert herein within 60 days.
.
 (c)            (i) Sole power to vote or direct the vote:             -0-
(ii) Shared power to vote or direct the vote:
1,055,685                      Common Stock Shares
1,697,914                      As converted Warrants
1,414,840                      As converted Series B Pfd Shares
 (iii) Sole power to dispose or direct the disposition:               -0-
(iv) Shared power to dispose or direct the disposition:          3,840,867

Empire Capital has the power to dispose of and the power to vote the shares of Common Stock and/or Warrants and/or Preferred Shares beneficially owned by it, which power may be exercised by its general partner, Empire GP.  Empire GP does not directly own any shares of Common Stock and/or Warrants and/or Preferred Shares.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Empire GP may be deemed to own beneficially the shares owned by Empire Capital.

B.           Empire Management
(a) Amount beneficially owned:
        1,947,886                      Common Stock Shares
        3,316,368                      As converted Warrants
        2,829,680                      As converted Series B Pfd Shares
(b) Percent of class:                                            12.7%
(c) (i) Sole power to vote or direct the vote:    -0-
(ii) Shared power to vote or direct the vote:
        1,947,886                      Common Stock Shares
        3,316,368                      As converted Warrants
        2,829,680                      As converted Series B Pfd Shares
(iii) Sole power to dispose or direct the disposition:         -0-
(iv) Shared power to dispose or direct the disposition:    8,093,934

The Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund each have the power to dispose of and the power to vote the shares of Common Stock and/or Warrants and/or Preferred Shares beneficially owned by them, which power may be exercised by their investment manager, Empire Management.  Empire Management does not directly own any shares of Common Stock and/or Warrants and/or Preferred Shares.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Empire Management may be deemed to own beneficially the shares owned by the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.

C.           Scott A. Fine
(a) Amount beneficially owned:
    3,003,571                      Common Stock Shares
    5,514,282                      As converted Warrants
    4,244,520                      As converted Series B Pfd Shares
(b) Percent of class:                                                       20.7%
(c) (i) Sole power to vote or direct the vote:
    500,000                      As converted Warrants
    435,660                      As converted Series B Pfd Shares
(ii) Shared power to vote or direct the vote:
    3,003,571                      Common Stock Shares
    5,014,282                      As converted Warrants
    4,244,520                      As converted Series B Pfd Shares
(iii) Sole power to dispose or direct the disposition:
    500,000                      As converted Warrants
    435,660                      As converted Series B Pfd Shares
(iv) Shared power to dispose or direct the disposition:             13,198,033

Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.

CUSIP No. 883906406               13G                    Page 10 of 11 Pages

D.           Peter J. Richards
(a) Amount beneficially owned:
3,003,571                      Common Stock Shares
5,514,282                      As converted Warrants
4,244,520                      As converted Series B Pfd Shares
(b) Percent of class:                                                       20.7%
(c) (i) Sole power to vote or direct the vote:
500,000                      As converted Warrants
435,660                      As converted Series B Pfd Shares
(ii) Shared power to vote or direct the vote:
3,003,571                      Common Stock Shares
5,514,282                      As converted Warrants
4,244,520                      As converted Series B Pfd Shares
(iii) Sole power to dispose or direct the disposition:
500,000                      As converted Warrants
435,660                      As converted Series B Pfd Shares
(iv) Shared power to dispose or direct the disposition:        13,198,033

Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.  Neither Mr. Fine nor Mr. Richards directly own any shares of Common Stock of the Company.

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Empire GP, the general partner of Empire Capital, has the power to direct the affairs of Empire Capital, including decisions respecting the disposition of the proceeds from the sale of the Common Stock.  Empire Management, the investment manager of the Empire Overseas Fund has the power to direct the affairs of the Empire Overseas Fund, including decisions respecting the disposition of the proceeds from the sale of the Common Stock.  Empire Management, pursuant to investment management agreements with Charter Oak, Charter Oak II and Charter Oak Master, has the power to dispose of the proceeds from the sale of the Common Stock with respect to those assets of the Charter Oak Funds under its discretion.  Empire Management, pursuant to an investment management agreement with the Enhanced Master Fund, has the power to dispose of the proceeds from the sale of the Common Stock with respect to those assets under its discretion.  Messrs. Fine and Richards are the Members of Empire GP and Empire Management, and in their capacities direct the operations of Empire GP and Empire Management.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 883906406               13G                    Page 11 of 11 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  16 February 2010

                                    By:       /s/ Scott A. Fine
                                                 Scott A. Fine
As member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.

          By:   /s/ Peter J. Richards
                                                Peter J. Richards
As member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.